MERCADOLIBRE, INC

ARIAS 3751, 7TH FLOOR

BUENOS AIRES, C1430CRG

ARGENTINA

TEL +5411 • 4640 • 8000

PEDRO ARNT

DIRECT DIAL: +5411 • 4640 • 8006

EMAIL: pedro@mercadolibre.com

July 13, 2012

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	MercadoLibre, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 9, 2012
File No. 001-33647

Dear Ms. Collins,

MercadoLibre, Inc. a Delaware corporation (the “Company,” “MercadoLibre”, “we” or “us”), is transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011 filed on February 28, 2012 and its Form 10-Q for the Fiscal Quarter Ended March 31, 2012 filed on May 9, 2012 (File No. 001-33647), contained in your comment letter dated June 28, 2012 (the “Comment Letter”).

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your comment letter and is followed by the corresponding response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year ended December 31, 2011 compared to year ended December 31, 2010, page 56

1.	You state that the increase in cost of revenues from fiscal 2010 to fiscal 2011 was primarily attributable to the increase in collection fees associated with the MercadoPago payment solution. Please explain further the nature of these “collection fees.” Also, tell us how collection fees may differ based on payment solutions, country, marketplace, etc.

Response: In response to the Staff’s comment, we advise the Staff that the “collection fees” relate to the fees that banks, the credit card issuers and other means of payment charge us for processing payments pursuant to such means of payment. MercadoLibre offers to its users different options for making payments in the different countries in which it operates. Costs depend on the specific country and the provider of the means of payment, and the costs charged by a specific provider generally do not differ whether they relate to our “on” or “off”-platform solutions. Most payment transactions are carried out using means of payments where collection costs are agreed between the provider and the Company as a percentage of the amount of the payment, while fewer payment transactions are completed using a mean of payment that charges to us a fixed amount per transaction in local currency instead of a percentage. With respect to those payment transactions that involve collection costs calculated as a percentage of the amount of the payment, collection fee charges vary depending on the specific provider and has not changed significantly since the beginning of 2010. More specifically, most credit card fees range from 2% to 3%, while non-credit card fees range from 1.5% to 3% or are a fixed amount per transaction in local currency, in those countries in which our volume of transaction is significant.

The increase in the amount of cost of revenues generated by collection fees in fiscal year 2011 relates to the increase in the total number and amount of transactions made using our payments platform which includes transaction costs derived mainly from credit cards. The main reasons for the increased use of our payments platform are:

•

The increase in the number of total transactions made in our marketplace which were settled through MercadoPago. Since mid-2010, we have made available MercadoPago in Brazil at no added cost to our users. During 2011, we followed the same approach in Mexico and Venezuela. This resulted in a higher penetration and use of our payments platform in those countries.

•

During 2011 there was an increased usage of MercadoPago off-platform payment in Argentina and Brazil. MercadoPago off-platform payment solution allows users to utilize MercadoPago for payments on their own independent commerce websites, allowing for payments for transactions that occur outside of our platform. In mid-2010, the Company elected to make available off-platform transactions through this new direct payments product to any website in Brazil that chose to adopt it. In 2011, the Company started processing off-platform transactions in Mexico and Venezuela.

Liquidity and Capital Resources, page 66

2.	In your response to comment 4 in your March 29, 2011 letter you provided disclosures regarding the amount of cash and investments of foreign investments as well as the percentage of your consolidated cash and investments that are held outside the U.S. and indicated that you would include this information in future filings. While we note that you included this information in your quarterly reports on Form 10-Q, it appears that you have not included it in your annual report on Form 10-K. Please confirm that you will also include this information in your future Form 10-K filings.

Response: In response to the Staff’s comment, we confirm the Staff that in our future Form 10-K filings we will include the amount of cash and investments of foreign subsidiaries as well as the percentage of our consolidated cash and investments that are held outside the U.S. We hereby advise the Staff that as of December 31, 2011, cash and investments of foreign subsidiaries amounted to $151.4 million and approximately 45% of our consolidated cash and investments were held outside the U.S.

3.	Please explain to us your billing and collection procedures for both your up-front and final value fees. In your response, tell us when you bill the sellers for these services, what the typical payment terms are and how payments are received. For example, as it relates to the final value fees, tell us if the company retains a portion of the fee charged by the seller when processing the buyer’s payment. Also, tell us whether the allowance for doubtful accounts relates primarily to receivables due from up-front service fees, final value fees or both.

Response: In response to the Staff comment, we advise the Staff as follows regarding our billing and collection procedures:

Users are billed once a month. As established in the “Terms of Use” accepted by our users when they agree to use our platform, we bill final value fees once the seller reports the transaction as completed.

With respect to up-front fees, once a seller publishes an item on MercadoLibre’s site, our billing system automatically generates a charge to be billed to the seller in the next billing cycle.

In both cases, the bill is due within 5 working days following the date of the invoice. At the fifth day, if the invoice remains unpaid, an automatic process sends an email to the user to notify its unpaid balance. If the invoice remains unpaid on the tenth day following the date of the invoice, the user receives an email notifying that they are not permitted to use our marketplace until the invoice is paid. If the invoice remains unpaid on the tenth day after this email notice is sent, an additional notification is sent to the user claiming for its unpaid bills. After an invoice becomes thirty days past due, we send the receivable to a collection management agency in order to try to collect the unpaid amounts from the user.

We can bill our customers for up-front and final value fees in a single invoice if the conditions for billing final value fees are met in the same month as for the up-front fee, otherwise we bill them in separate invoices. Therefore, we can collect up-front and final value fees jointly, or separately, as the case may be.

As established in our Terms of Use accepted by users, a marketplace user may settle the bill for services provided by us through:

A.	Our payments platform:

a)	MercadoPago retains the final value fee charged to the seller when processing the buyer’s payment; or

b)	the user may settle the bill (up-front fee or final value fee) using their MercadoPago balances available in their accounts

B.	Direct bank transfer, credit cards or others local means of payments

The allowance for doubtful accounts relates to receivables due from both up-front service fees and final value fees.

4.	Please provide us with an aging analysis of your receivable balances outstanding as of December 31, 2011 as compared to December 31, 2010, with explanations for significant unreserved past due amounts. Further, to the extent there is a delay in the write-off of fully reserved receivables please explain the reason for this.

Response: In response to the Staff’s comment, we provide the Staff with an aging analysis of our receivable balances outstanding as of December 31, 2011 and 2010, together with the explanations for significant unreserved past due amounts, as well as the detail of fully reserved receivables not written-off as of December 31, 2011:

As of December 31, 2011 (in U.S. dollars)	Up to 10 days	11 – 30 days	31 – 45 days	> 45 days	Total
Total receivables	17,465,707	2,478,880	2,028,182	10,793,815	32,766,584
Allowance	(2,655,199)	(1,622,480)	(1,701,361)	(9,972,457)	(15,951,497)

Net balance	14,810,508	856,400	326,821	821,358	16,815,087

As of December 31, 2010 (in U.S. dollars)	Up to 10 days	11 - 30 days	31 - 45 days	> 45 days	Total
Total receivables	13,894,285	2,054,130	1,705,870	6,524,456	24,178,741
Allowance	(2,551,521)	(1,349,679)	(1,376,041)	(6,283,327)	(11,560,568)

Net balance	11,342,764	704,451	329,829	241,129	12,618,173

The amount of past due balances greater than 45 days as of December 31, 2011 and 2010 corresponds mainly to receivables from Advertising sales for which, due to the nature of this business, the allowance for doubtful accounts is estimated when the receivable is 90 days past due.

As of December 31, 2011, there were past due balances over 180 days fully reserved from our Venezuelan and Colombian subsidiaries, amounting to approximately $ 3.8 million, which we plan to write-off during 2012.

Item 9A. Controls and Procedures, page 73

5.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

•	How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response: We confirm for the Staff that under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), MercadoLibre’s management, with the participation of our principal executive and principal financial officers, assess and evaluate the effectiveness of its internal control over financial reporting (“ICFR”) as of the end of each fiscal year end and each fiscal quarter reports on its assessment (in the case of a fiscal year-end review) or discloses any change that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting (in the case of a fiscal quarter review). In making its assessment, MercadoLibre’s management uses the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework and the SEC’s guidance on management’s assessment of ICFR. These criteria cover the following five areas: control environment; risk assessment; control activities; information and communication; and monitoring. MercadoLibre’s ICFR is designed to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

Our business model, technological platform, business processes and most relevant controls are substantially managed in a centralized way. Our accounting and reporting processes are performed and managed centrally for all countries through an ERP system and controls that are based substantially in our headquarters in Argentina. So, due to those common processes and the centralization of financial reporting process, risks are usually common to all countries. Our approach to the evaluation of internal controls over financial reporting takes advantage of such centralization.

Control Environment: At an entity-wide control level, we have established the “tone at the top” by demonstrating a commitment to character, integrity, and high ethical values through our attitudes and actions. We adopted a Code of Business Conduct and Ethics for all employees regarding acceptable business practices, conflicts of interest, and expected standards of ethical behavior, which was approved by the board of directors. All new employees are required to sign an acknowledgement indicating that they have read and understand the Code of Business Conduct and Ethics. The signed acknowledgement is maintained by our human resources department in the respective employee file. In addition, our Audit Committee understands and actively exercises oversight responsibility over our financial reporting and the internal control over financial reporting process. The Audit Committee meets at least once each quarter. Meetings are held in advance of each earnings release and filing of the quarterly and annual reports with the SEC. We retained individuals competent in financial reporting and related oversight roles and we maintained accounting policies and treatments conforming to U.S. GAAP. In addition, for anti-fraud purposes, we also established whistle blowing procedures, which include a hotline monitored by the Head of Internal Audit and Audit Committee to receive any complaints regarding potential fraud activities. The Audit Committee will delegate either internal or external resources to investigate complaints, if necessary, and review the report on the investigation results.

Risk Assessment: Our management is in charge of specifying the financial reporting objectives with sufficient clarity and criteria to enable the identification of risks to reliable financial reporting. Financial reporting objectives include preparing financial statements for external purposes that are fairly presented in conformity with U.S. GAAP. We have procedures in place to ensure timely and proper identification of business risks relevant to financial reporting objectives, including the risks of material misstatement in significant accounts and related potential errors in the financial statements. Regular executive staff meetings are held to discuss current developments, risks and other factors relevant to the Company. These meetings generally occur on a quarterly basis and include our Chief Executive Officer (the “CEO”), Chief Financial Officer (the “CFO”), Chief Operational Officer (“COO”), Country Managers (“CMs”) and Heads of each business area”. We conduct an entity wide risk assessment at least every year and assessment results are analyzed in risk matrices by the Internal Audit Department (“IAD”) who facilitates the assessment and discussions of its assessment with the Audit Committee. The risk evaluation is reviewed by senior management and appropriate actions are taken in response to the risk evaluation.

Control Activities: Our business model, technological platform, business processes and most relevant controls are substantially managed in a centralized way. Our accounting and reporting processes are performed and managed centrally for all subsidiaries through an ERP system and controls based substantially in our headquarters. Hence, due to those common processes and the centralization of financial reporting, most risks are usually common to all subsidiaries. In the case that any process has additional controls, they are specifically identified and tested. For financial reporting purposes, management identifies risks relevant to the preparation of the financial statements in accordance with U.S. GAAP, analyzes them, and decides upon actions to manage them. Appropriate segregation of duties is achieved in the financial department. We have documented for each business cycle, through risk matrices, a detail of the risks and controls associated with financial reporting. These matrices have owners which are the responsible parties of each business area, who at least annually review and update the controls, and report any changes to the IAD. We performed a separate assessment of information technology controls, mainly related to change management, access management, information security and computer operations. We believe that management has responded adequately to the risks arising from information technology by establishing and following effective general computer controls and application controls, as well as detail process controls.

Information and communication: A wide range of information sources with respect to the preparation of reliable financial statements and effective communications are in place to ensure that relevant information is identified, captured, processed and communicated by information systems and provided to the appropriate individuals in a timely manner. Our Accounting and Reporting Department controls the accounting records of all subsidiaries and prepares the consolidated financial statements. All financial information is controlled by the Manager of Reporting & Control, who prepares a monthly report to the Director of Accounting & Reporting, and the Vice President of Administration & Control that is used for reporting to the CFO, COO and CEO. In addition we have a SEC Reporting department, which is led by the Director of Accounting and Reporting. The SEC Reporting Department reports to the Vice President of Administration & Control and is responsible for preparing the SEC filings, analyzing new transactions and new pronouncements under U.S. GAAP and defining Corporate Accounting Policies and performing quarterly controls on reported amounts.

Monitoring: Management adopted a top-down risk assessment (“TDRA”) framework to determine the scope and required evidence to support management’s testing of the Company’s internal controls under Section 404 of Sarbanes-Oxley Act of 2002 (“SOX 404”). Management follows the TDRA hierarchical framework that involves applying specific risk factors to determine the scope and evidence required in the assessment of internal control. At each step, the management team uses qualitative and/or quantitative risk factors to focus the scope of the SOX 404 assessment effort and determine the evidence required. Key steps include:

1.	identifying significant financial reporting elements (significant accounts or disclosures, subsidiaries at which those accounts are significant and processes feeding those accounts)

2.	identifying material financial statement risks within these accounts or disclosures

3.	determining which entity-level controls would address these risks with sufficient precision

4.	determining which transaction-level controls would address these risks in the absence of precise entity-level controls

5.	determining the nature, extent, and timing of evidence gathered to complete the assessment of in-scope controls

6.	Evaluating the operating effectiveness of internal controls over financial reporting and discussing the results of the controls design reviews and their operating effectiveness with the process owners and reported to management through IAD reports, if deficiencies were discovered during the evaluation, determine the magnitude of the deficiency on internal controls over financial reporting; maintain a record of the deficiencies and corresponding corrective actions to be taken to address the deficiencies identified; and

7.	Monitoring the status of corrective actions taken to remediate control deficiencies and reporting to the Audit Committee a summary of the procedures performed and the main recommendations, and any material and/or significant deficiency, at least quarterly.

The Audit Committee approves the IAD plan annually after discussion with management. In 2011, we had considered Argentina, Brazil, Mexico, Venezuela, the United States of America and certain processes and controls of Colombia under scope. This scope covered approximately 98% of our consolidated net revenues, 83% of consolidated expenses and 91% of consolidated assets as of December 31, 2011.

We established the IAD which reports functionally to the Audit Committee and administratively to the Chief Executive Officer. This Department assists the board of directors in the process of governance, risk and compliance, particularly in relation to ICFR through the SOX 404 assessment. Our IAD is centralized in our headquarters in Buenos Aires, together with, as well as most of our processes, such as IT, procurement (for which we have a share service center), accounting and customer service, among others. IAD’s risk assessment and plan considers all subsidiaries where we operate in, and includes performing their work by visiting regularly our main subsidiaries as may be necessary.

The IAD has seven permanent members highly qualified in finance, information risk management, information systems and related technologies. Each member of the IAD has had previous experience in a “Big Four” and multinational companies.

For all processes under scope, the IAD identifies relevant controls relating to material accounts, assesses their design through walkthroughs, tests the operating effectiveness and assists management in assessing the impact of any deficiencies that may be encountered, including assessing the result of any remediation implemented and the result of an “as-of” final assessment to support the opinion on ICFR.

The results of the controls design reviews and their operating effectiveness are discussed with the process owners and reported to management through IAD reports. A summary of the procedures performed, the main recommendations and the action plans are reported to the Audit Committee at least quarterly.

•	How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response: We maintain our books and records in accordance with U.S. GAAP. Our Accounting and Reporting Department is centralized in our headquarters, as well as most of our processes, including SAP (ERP) system, among others. We also have a centralized SEC Reporting Department in charge of: a) keeping MercadoLibre current with developments and changes in U.S. GAAP and SEC rules and regulations by collecting information regularly from different sources (such as Comperio a tool from PwC, “Big Four” weekly newsletters and other monthly subscriptions specialized in Accounting and Audit news and attending to the quarterly Accounting & Reporting Developments webcast prepared by PwC); b) analyzing the recognition, valuation and disclosure of new transactions under U.S. GAAP; c) analyzing new U.S. GAAP pronouncements and defining Corporate Accounting Policies; and d) performing quarterly controls on reported amounts, including the usage of checklists (Automatic Disclosure Checklist - a tool from PwC), to ensure compliance with U.S. GAAP, SEC rules and regulations, and to ensure that all U.S. GAAP reporting controls have been performed.

All controls we maintain to ensure that our activities and transactions are recorded in accordance with U.S. GAAP are included in our Internal Control over Financial Reporting scheme described in our preceding response.

•	What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response: In response to the Staff’s request, the background of the people (all of them full-time employees) primarily responsible for preparing and supervising the preparation of our financial statements and evaluating the effectiveness of our internal control over financial reporting is as follows:

Vice President and Chief Accounting Officer (VP & CAO) - He has served as our chief accounting officer since August 15, 2008. Prior to this appointment, our VP & CAO served as our vice president—administration and control since April 2008. From July 2004 through March 2008, he served as the director of finance of MDM Hotel Group, a developer, owner and operator of Marriott branded hotels in Miami, Florida. From July 1998 through July 2004, our VP & CAO worked in various finance roles for Fidelity Investments, a provider of investment products and services. During his work at Fidelity Investments, he served as the director of finance of the World Trade Center Boston/Seaport Hotel and he also served as the director of finance of MetroRed Telecom Group Ltd., a fiber-optic telecommunication provider of data, value added, and hosting services within Latin America. All these companies are U.S. companies reporting under U.S. GAAP. He started his professional career working for a “Big Four” and for Unilever in Argentina. Our VP & CAO received his MBA from the Olin Graduate School of Business at Babson College and is a Certified Public Accountant in Argentina. Our VP & CAO is primarily responsible for supervising the Company’s financial statements.

Director of Accounting & Reporting (DAR) – He is primarily responsible for supervising the preparation of the financial statements. Our DAR is a former senior manager of a “Big Four”, with wide experience of more than 11 years in SEC reporting of financial institutions, conversion of financial statements from local GAAP into U.S. GAAP and International Financial Reporting Standards (IFRS), assistance in debt issuance processes, audit of SEC Foreign Private Issuers (FPIs) from the financial services industry, consulting in financial operations and as instructor in different courses related to U.S. GAAP, Sarbanes Oxley Act and IFRS. Some of the clients he attended while working at such “Big four” were Grupo Financiero Galicia S.A., Banco de Galicia y Buenos Aires S.A., Banco Hipotecario (subsidiary of IRSA Investments & Representations Inc), JP Morgan (Argentine branch), Bank Boston NA (Argentine branch), among others. Our DAR is a Certified Public Accountant and has a Bachelor degree in Business Administration from the University of Buenos Aires.

Head of Internal Audit Department (IAD) – he is primarily responsible for evaluating the effectiveness of internal control over financial reporting. He is a former senior manager of a “Big Four” public accounting firm with more than 12 years of experience providing auditing and consulting services to companies in several industries both in the United States (3 years) and Argentina (9 years), including statutory audits under U.S. GAAP and Argentine GAAP, US GAAP conversions, SAS 70 reviews, internal controls reviews, assistance in IPO processes and assistance in conversions of companies into banks. He holds a Bachelor degree in Business Administration from the Argentine Catholic University (UCA), has passed all sections of the United Sates Uniform CPA Examination (New Mexico Public Accountancy Board) and is a 2012 MBA candidate at the IAE Business School.

Controllers of our main subsidiaries

Our controller of Argentina is Certified Public Accountant in Argentina and is a 2012 MBA candidate at the IAE Business School. She has developed her experience working for a “Big Four” in the outsourcing practice and in Carrefour, in the company’s accounting department. She joined MercadoLibre in 2004, where she had in-Company U.S. GAAP training.

Our controller of Brazil is Certified Public Accountant in Brazil and graduated in Finance & Controlling. He has developed his experience working as Finance Director and Controller for different consumer companies in Brazil, such as Hasbro and Sony, which are subsidiaries of SEC companies which report their financial statements under U.S. GAAP. He had several trainings in U.S. GAAP conducted by “Big Four”, and also in-Company training while working at Sony. He joined MercadoLibre in 2008.

Our controller of Mexico is Certified Public Accountant in Mexico, and holds an MBA and a Masters in Marketing. He developed his experience working for the Mexican office of Yahoo and Google reporting to their controlling companies under U.S. GAAP. He has assisted to several trainings in U.S. GAAP along his career.

Our controller of Venezuela is Certified Public Accountant in Venezuela. He has developed his experience working for a “Big Four” in the audit and in the outsourcing practice. He has assisted to training in U.S. GAAP in such “Big Four” while working for them. He joined MercadoLibre in 2010.

Manager of Reporting & Control: He is a Certified Public Accountant in Argentina and developed his experience working for consumer companies, such as Carrefour. He received training in U.S. GAAP in-company in MercadoLibre and also is trained in IFRS by the Professional Council of Economic Sciences of Buenos Aires. He joined MercadoLibre in 2004.

Our centralized accounting team has 3 supervisors of accounting, all of them with broad accounting experience earned mainly through auditing companies that report under U.S. GAAP while working for a “Big Four”:

Accounting Supervisor: She is a Certified Public Accountant in Argentina. She developed her experience working for a “Big Four” for 6 years, auditing companies and subsidiaries of companies that are SEC Reporting, and subsidiaries of companies that are file their financial statements in foreign markets, all of them reporting under U.S. GAAP, including, among others Ford Motors, EPSON and Shell. She joined MercadoLibre in 2010.

Accounting Supervisor: She is a Certified Public Accountant in Argentina. She developed her experience working for a “Big Four” for 8 years, auditing companies that reported to their controlling shareholders under U.S. GAAP, such as Turner Group. She joined MercadoLibre in 2011.

Accounting Supervisor: He is a Certified Public Accountant in Argentina. He developed his experience working for a “Big Four” for 4 years, auditing Petrobras Participaciones S.A., an SEC foreign private issuer, reporting information in its financial statements under U.S. GAAP. He joined MercadoLibre in 2008.

All of the above are full-time employees of the Company.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: We advise the Staff that we do not retain an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•

the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: We advise the Staff that we do not retain individuals that are not our employees or employees from an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

•	Do you have an audit committee financial expert?

We note from the disclosures on page 5 of your DEF14A that you have identified an individual who serves as your audit committee financial expert. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Response: We confirm for the Staff that our audit committee includes an audit committee financial expert, as further explained in our DEF14A filed on April 26, 2012.

Mario Eduardo Vázquez, age 76, joined our board in May 2008. Mr. Vázquez was chosen to join our board specifically to serve our audit committee as its audit committee financial expert. We targeted a director with financial and auditing experience. Mr. Vázquez worked in auditing for Arthur Andersen for 33 years total, including 23 years as a partner and general director, in many of our markets, including Argentina, Chile, Uruguay and Paraguay. As a partner and general Director of Arthur Andersen, Mr. Vázquez has significant experience with U.S. GAAP accounting and in assessing internal control over financial reporting.

He also brings an academic perspective to the position from his time as a professor of Auditing at the Economics School of the University of Buenos Aires. Finally, Mr. Vázquez has employed these skills as a board member of several technology and other industries’ companies, thus has important experience serving as a director and audit committee member.

Mr. Vázquez served as a member of the board of directors of YPF S.A. and as the president of the Audit Committee of YPF S.A. (until April 2012) Mr. Vázquez served as the Chief Executive

Officer of Grupo Telefónica in Argentina from June 2003 to November 2006, and served as a member of the board of directors of Telefónica S.A. Spain from November 2000 to November 2006. He has also served as a regular member of the board of directors of Telefónica Argentina S.A. and Telefónica Holding Argentina S.A., and as alternate member of the board of directors of Telefónica de Chile S.A until 2012. Please note that YPF S.A., Telefonica Chile S.A., Telefonica Argentina S.A, Telefonica Holding Argentina and Telefonica S.A. Spain are SEC Foreign Private Issuers (FPI).

Additionally, Mr. Vázquez has served as a member of board of directors of several companies in Argentina in the financial industry (Banco Santander Rio S.A., Banco Supervielle Societe Generale and CMF Banco S.A.) and the insurance industry (La Buenos Aires Seguros S.A., Santander Rio Seguros S.A (president) and Máxima AFJP S.A.).

Form 10-Q for the Quarterly Period Ended March 31, 2012

Condensed Consolidated Statements of Changes in Shareholders’ Equity, page 6

6.	It appears that you adopted the guidance in ASU 2011-05 (as amended by ASU 2011-20) during the first quarter of fiscal 2012. We further note that you continue to include the individual components of other comprehensive income in the statement of changes in shareholder’ equity. Please confirm for us that in future filings you will present one line item representing the total other comprehensive income for each period in your statement of stockholders’ equity consistent with the guidance in ASC 220-10-45-14.

Response: In response to the Staff’s comment, we confirm for the Staff that in future filings we will present the other comprehensive income in a single line item within the statement of changes in stockholders’ equity.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact our General Counsel, Jacobo Cohen Imach at +5411 4640 8030, jcimach@mercadolibre.com. We look forward working with you on these matters.

Sincerely,

/s/ Pedro Arnt
Name: Pedro Arnt
Title: Executive Vice President and Chief Financial Officer

cc:	Jacobo Cohen Imach Pedro Arnt